Exhibit 99.1

China Biologic Reports Financial Results for the Second Quarter of 2020

BEIJING, China – August 17, 2020 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced its unaudited financial results for the second quarter of 2020.

Second Quarter 2020 Financial Highlights

•	Total sales in the second quarter of 2020 decreased by 14.9% in RMB terms and 18.1% in USD terms to $111.1 million from $135.7 million in the same quarter of 2019.
•	Gross profit decreased by 16.0% to $76.4 million from $90.9 million in the same quarter of 2019. Gross margin increased to 68.8% from 67.0% in the same quarter of 2019.
•	Income from operations decreased by 11.4% to $42.7 million from $48.2 million in the same quarter of 2019. Operating margin increased to 38.4% from 35.5% in the same quarter of 2019.
•	Non-GAAP adjusted income from operations decreased by 5.8% in RMB terms and 9.3% in USD terms to $51.4 million from $56.7 million in the same quarter of 2019.
•	Net income attributable to the Company decreased by 14.2% to $35.7 million from $41.6 million in the same quarter of 2019. Diluted earnings per share decreased to $0.91 compared to $1.06 in the same quarter of 2019.
•	Non-GAAP adjusted net income attributable to the Company decreased by 7.2% in RMB terms and 10.9% in USD terms to $43.4 million from $48.7 million in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share decreased to $1.11 from $1.24 in the same quarter of 2019.

NOTE: Detailed financial statements and information are available through this link: https://photos.prnasia.com/prnk/20200817/2886842-1

“In line with our previous estimates, our revenue and net income declined during the second quarter reflecting the combined impact of the ongoing COVID-19 pandemic and our adjusted sales focus,” said Joseph Chow, Chairman and CEO of China Biologic. “Although a decline in demand and an increase in supply have led to increased competition in our core markets, and while many hospitals are maintaining strict precautionary measures against the pandemic which limits our promotional activities, we have gained market share across most of our major products within direct sales channels. For certain major products in our distribution channels, we are taking a conservative approach in order to better align inventory with market demand for the second half of 2020.

“We continue to focus on optimizing the efficiency of our distribution network and lowering our credit exposure by eliminating smaller non-performing distributors, evidenced by our continued improvement in accounts receivable turnover, which is quite important during this difficult time amid COVID-19. We are also implementing online enterprise management and logistics systems as we adjust our operational strategies to adapt to the challenging new environment. These measures together with our efforts to reduce operating costs have helped us to further improve our operating margin. We are also exploring more channels to improve overall plasma supply and fill the gap in both internal collection and outsourced plasma volumes. We will continue to make every effort to maintain our track record of providing high-quality products to our patients, investing in new product development, and bringing better healthcare to society.”

Recent Updates

Obtained Approval to Build a New Collection Station

In April 2020, China Biologic received approval from the Health Commission of Shandong Province to build a new plasma collection station in Yangxin County, Binzhou City of Shandong Province.

Coagulation Factor IX Approved for Manufacturing

In July 2020, China Biologic received the certificate of approval for manufacturing coagulation factor IX. The Company began the clinical trial in 2017 for this first-to-market plasma-based product in China, which will further improve China Biologic’s plasma fractionation utilization and contribute to its long-term financial growth. China Biologic has begun manufacturing coagulation factor IX and expects to launch the product in the third quarter of 2020.

Huitian’s Manufacturing Permit Revoked

In July 2020, Xi’an Huitian Blood Products Co., Ltd. (“Huitian”), a PRC company in which China Biologic holds an indirect minority equity interest, received an administrative order from the Shaanxi Medical Products Administration revoking Huitian’s pharmaceutical manufacturing permit due to its failure to meet certain good manufacturing practice standards in its production of pharmaceutical products.

Huitian is a plasma products company based in Xi’an, Shaanxi Province, and China Biologic indirectly holds 35% of its equity interest. The Company records its equity investment in Huitian as equity in income of equity method investee in the Company’s consolidated statements of comprehensive income. In 2017, 2018 and 2019, such equity in income of equity method investee was $3.5 million, $2.4 million and $1.6 million, respectively, accounting for 5.2%, 1.8% and 1.1%, respectively, of the total net income attributable to China Biologic.

Conference Call

The Company will host a conference call at 7:30 am Eastern Time on Tuesday, August 18, which is 7:30 p.m. Beijing Time on August 18, 2020, to discuss its second quarter 2020 results and answer questions from investors. Listeners may access the call by dialing:

US:	1 888 346 8982
International:	1 412 902 4272
Hong Kong:	800 905 945
Mainland China:	400 120 1203

A telephone replay will be available one hour after the conclusion of the conference all through August 25, 2020. The dial-in details are:

US:	1 877 344 7529
International:	1 412 317 0088
Passcode:	10147239

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://chinabiologic.investorroom.com.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

Non-GAAP Disclosure

This news release contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this release. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying the detailed financial statements and information available through the link in the notes of this news release. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this news release contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

Safe Harbor Statement

This news release may contain certain “forward-looking statements” relating to the business of China Biologic Products Holdings, Inc. and its subsidiaries. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Among other things, the management’s quotations and forecast of the Company’s financial performance in this news release contain forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect.

Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including, without limitation, quality of purchased source plasma, potential delay or failure to complete construction of new collection facilities, potential inability to pass government inspection and certification process for existing and new facilities, potential inability to achieve the designed collection capacities at the new collection facilities, potential inability to achieve the expected operating and financial performance, potential inability to find alternative sources of plasma, potential inability to increase production at permitted sites, potential inability to mitigate the financial consequences of a temporarily reduced raw plasma supply through cost cutting or other efficiencies, and potential additional regulatory restrictions on its operations and those additional risks and uncertainties discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.